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DOT HILL SYSTEMS CORP.
6305 El Camino Real
Carlsbad, CA 92009

Via Edgar and Facsimile

August 13, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 4-6
Washington, D.C. 20549
Attn: Barbara C. Jacobs

Re:
Dot Hill Systems Corp.
Registration Statement on Form S-3
SEC File No. 333-101407
Request for Withdrawal

Dear Ms. Jacobs:

        Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"), Dot Hill Systems Corp. (the "Registrant") hereby requests that the above-referenced Registration Statement, filed with the Commission on November 22, 2002 (the "Registration Statement"), be withdrawn effective immediately. The grounds upon which the Registrant is making this application for withdrawal are that at this time the Registrant lacks information regarding the selling stockholder under the Registration Statement necessary to complete this filing. The Registration Statement has not been declared effective and no securities have been sold pursuant to the Registration Statement.

        The Registrant also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account with the Commission for future use.

        If you should have any questions regarding this application, please contact Thomas A. Coll or Jason R. Conger of Cooley Godward LLP at (858) 550-6000.

Sincerely,

DOT HILL SYSTEMS CORP.

By:	/s/ JAMES L. LAMBERT James L. Lambert Chief Executive Officer, President and Chief Operating Officer
cc:
Meredith J. Master—Securities and Exchange Commission
Thomas A. Coll—Cooley Godward LLP
Jason R. Conger—Cooley Godward LLP

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DOT HILL SYSTEMS CORP. 6305 El Camino Real Carlsbad, CA 92009